Exhibit 99.1

CUIT 30-70496280-7

April 9, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Relevant Information

To whom it may concern,

In compliance with the requirements set forth by the Comisión Nacional de Valores, we write to report that we received a letter from Dirección Nacional de Empresas con Participación del Estado (“FGS-ANSES”), dated April 8, 2014, notifying us of its intention to exercise its right to vote cumulatively on items 9 and 10 of the agenda at the Ordinary Shareholders’ Meeting to be held on April 29, 2014.

In respect of such Ordinary Shareholders’ Meeting, FGS-ANSES states that it will exercise its right to vote cumulatively for 264,221,559 Class B ordinary shares which are entitled to 1 vote per share.

Yours sincerely,

A. Enrique Pedemonte

Attorney-in-fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.